March 2, 2011
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allegheny Technologies Incorporated Amendment No. 2 Registration Statement on Form S-4 Filed February 22, 2011 File No. 333-171426
Dear Ms. Long:
     We are providing this letter in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) orally communicated in a telephone call on March 1, 2011 by Erin K. Jaskot, Staff Attorney, to Jeffrey W. Acre of K&L Gates LLP, counsel to Allegheny Technologies Incorporated (“ATI”), regarding Amendment No. 2 to the Registration Statement on Form S-4 filed by ATI (File No. 333-171426) (the “Form S-4”). ATI filed Amendment No. 2 to the Form S-4 on February 22, 2011.
     Pursuant to Rule 418 of the Securities Act of 1933, as amended, ATI requests that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.
COMMENT:
Ms. Jaskot referred to Comment No. 1 to the Staff’s letter to ATI dated January 21, 2011 regarding the Form S-4 and requested that ATI provide the Staff with its analysis of whether pro forma financial information is required to be included in the Form S-4 pursuant to Article 11 of Regulation S-X.
RESPONSE:
     We advise the Staff that we conducted the calculation tests prescribed by Rules 11-01(b) and 1-02(w) of Regulation S-X with respect to Ladish Co., Inc. (“Ladish”) using financial information for ATI and Ladish as of December 31, 2010 and for ATI’s and Ladish’s respective fiscal years ended December 31, 2010. The calculations indicated that Ladish does not meet any

Ms. Pamela A. Long
Securities and Exchange Commission
March 2, 2011

of the significance test criteria. The details of the significance test calculations under Rules 11-01(b) and 1-02(w) of Regulation S-X are as follows:
Investment Test
Under the investment test set forth in Rule 1-02(w)(1), ATI’s investments in and advances to Ladish, measured as the value of $389 million in cash and 7,384,160 shares of ATI stock consideration to be paid, would not exceed 20% of the total assets of ATI as of December 31, 2010. This determination was based on the following calculation (in millions):

ATI’s investments in and advances to Ladish as of 12/31/2010	$796.5
Total assets of ATI as of 12/31/10	4,493.6

17.7%
Asset Test
Under the asset test set forth in Rule 1-02(w)(2), ATI’s proportionate share of the total assets of Ladish as of December 31, 2010 would not exceed 20% of the total assets of ATI as of December 31, 2010. This determination was based on the following calculation (in millions):

Total assets of Ladish as of 12/31/10	$485.6
Total assets of ATI as of 12/31/10	4,493.6

10.8%
Income Test
Under the income test set forth in Rule 1-02(w)(3), ATI’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle, exclusive of amounts attributable to any noncontrolling interests (“Pre-Tax Income”), of Ladish for its fiscal year ended December 31, 2010 would not exceed 20% of the average of ATI’s Pre-Tax Income of ATI for the last five fiscal years. This determination was based on the following calculations (in millions):

Ms. Pamela A. Long
Securities and Exchange Commission
March 2, 2011

Year Ended December 31,	ATI Pre-Tax Income
2010	$116.3
2009	57.4
2008	856.4
2007	1,146.5
2006	871.5

Five-year average	609.6

80% of five-year average	487.7

Ladish’s 2010 Pre-Tax Income	$41.5
ATI’s five-year average Pre-Tax Income	609.6

6.8%
*          *          *
ATI acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long
Securities and Exchange Commission
March 2, 2011

     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 412-394-2836 at your earliest convenience.

Sincerely, ALLEGHENY TECHNOLOGIES INCORPORATED
By:	/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary